Exhibit 8

List of Subsidiaries*

The Blue Square Chain Investments & Properties Ltd.

The Blue Square Chain (Hyper Hyper) Ltd.

Blue Square Real Estate Ltd.

Eden Teva Briut Market Ltd.

Bee Group Retail Ltd. (formerly known as Hamachsan Hamerkazi Kfar Hasha’ashuim Ltd.).

Vardinon Textile Ltd.

Naaman Porcelain Ltd.

Diners Club Israel Ltd.

Radio Non Stop Ltd.

*All of our subsidiaries are incorporated in Israel